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                                                                    Exhibit 17.1


February 28, 2000


VIA FEDERAL EXPRESS
Mr. John A. Shields
2749 Landon Road
Shaker Heights, OH 44122

Mr. Mark A. Timmerman
William Blair & Co.
222 W. Adams Street
Chicago, IL 60606

Mr. Gregory K. Jones
UBID
8550 Bryn Mawr Avenue
Suite 200
Chicago, IL  60631

Gentlemen:

         When D.I.Y. Home Warehouse, Inc. (the "Company") first went public and you were added to the Board of Directors and for a number of years thereafter, the Company was an extremely active public company, with a great variety of issues to address, which benefited from your presence and enthusiasm on the Board. Recently, however, we have seen the Company's success and your success in other areas move in different directions. At the same time, the Company's vitality as a public company has been greatly reduced, as evidenced in part by its transition from a NASDAQ national market listing to the OTC Bulletin Board. After reflection on these matters, I suggested to Fred that this might be the appropriate time to ask that you step down as members of the Board so that you may devote more of your time and attention to your other successful ventures, and that the Board nominate only four (4) candidates for election to the Board at this year's annual meeting of shareholders.

         Please call me to discuss this matter in greater detail if you have any questions, comments or suggestions.
Very truly yours,

JAFFE, RAITT, HEUER & WEISS
Professional Corporation


Ira J. Jaffe

cc:      Fred A. Erb
         John M. Erb
         Clifford L. Reynolds
         R. Scott Eynon